          Filed pursuant to Rule 424(b)(3) Registration No. 333-90731

PROSPECTUS

                                3,000,000 SHARES
                              RADYNE COMSTREAM INC.
                                  COMMON STOCK

         On February 11, 2000, we completed a public offering of units, with each unit consisting of one share of common stock and one redeemable common stock purchase warrant. This prospectus relates to the possible issuance by Radyne from time to time of up to 2,760,000 shares of common stock underlying the redeemable warrants issued in connection with our public offering of units, and 240,000 shares of common stock issuable upon exercise of the common stock purchase option that we granted to the representative of the underwriters.

         Each of the redeemable warrants is exercisable through February 7, 2005 to purchase one share of our common stock at a price of $8.75 per share. We may redeem each redeemable warrant at a redemption price of $0.01 per warrant upon not less than 30 nor more than 60 days' notice, but only if specific conditions are met.

         Our redeemable warrants are publicly traded on the Nasdaq National Market under the symbol "RADNW." On May 17, 2000, the closing sales price for our warrants on the Nasdaq National Market was $8.25. Our common stock is publicly traded on the Nasdaq National Market under the symbol "RADN." On May 17, 2000, the closing sales price for our common stock on the Nasdaq National Market was $15.00.

         AN INVESTMENT IN THESE SECURITIES IS RISKY. YOU SHOULD ONLY PURCHASE THESE SECURITIES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SECURITIES BEING SOLD WITH THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


































                  THE DATE OF THIS PROSPECTUS IS MAY 18, 2000
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                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement with respect to this offering of our securities. This prospectus only constitutes part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms. We are also listed on the Nasdaq National Market. Our periodic reports, proxy statements and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC, 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them. This prospectus incorporates important business and financial information about us, which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         We incorporate by reference:

              (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

              (2) The description of our common stock contained in our Registration Statement on Form 8-A filed on March 8, 1984, as amended July 25, 1988;

              (3) The description of our redeemable common stock purchase warrants contained in our Registration Statement on Form S-2, as amended (File No. 333-90731); and

              (4) Future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

         You may obtain a copy of these filings without charge by writing or calling us at:

                              Radyne ComStream Inc.
                             3138 East Elwood Street
                             Phoenix, Arizona 85034
                                 (602) 437-9620

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that address numerous matters, including the following:

- trends we believe may affect our business, financial condition or results of operations;

-        factors that determine demand for our products;

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-        advantages we believe will help us compete effectively;

-        our strategies concerning the expansion of our operations; and

- our plans to integrate our ComStream Holdings acquisition and grow the business we acquired.

These forward-looking statements may be found in "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus or in the documents we incorporate by reference in this prospectus. In some cases you can identify forward-looking statements by terminology including "believes," "anticipates," "expects," "estimates," "may," "should," "could," "plans," "predicts," "potential," "continue," or similar terms.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus or in the documents we incorporate by reference in this prospectus. We undertake no duty to update any of the forward-looking statements after the date of this prospectus, even if new information becomes available or other events occur in the future. All forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary notice.

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                               PROSPECTUS SUMMARY

         This summary is not complete and does not contain all of the information that may be important to you. You should read the detailed information appearing elsewhere in this prospectus, including the more detailed information and financial statements and the notes to those statements contained in the documents we have incorporated by reference.

OUR COMPANY

         We design, manufacture, and sell equipment used in the ground-based portion of satellite communication systems to receive data from, and transmit data to, satellites. We also design, manufacture, and sell equipment used in cable television systems. Our products are used in applications for telephone, data, video and audio broadcast communications, private and corporate data networks, Internet applications, and digital cable television. We serve customers in over 80 countries, including customers in the television broadcast, international telecommunications, Internet service provider, and private communication networks industries, as well as the U.S. government.

         Our products have been utilized in major communications systems worldwide, including the following:

                  - The world's highest capacity domestic, digital satellite telephone network -- PT Telkom, Indonesia.

                  - Italy's first digital telephone/data network -- Telespacio, Italian Railways.

                  - Colombia's first alternate telecommunications network -- Americatel.

                  - Earth stations for the first international satellite links in China, India, Pakistan, Brazil, Haiti, and Zambia.

                  - The world's largest private satellite broadcast network -- Reuters.

                  - International Cablecasting Technologies -- utilizing 40,000 digital audio broadcast receivers.

         We believe that the demand for the types of products that we sell will increase as factors such as worldwide economic development, governmental policies aimed at improving the telecommunications infrastructure in developing countries, and the globalization of commerce contribute to an increased worldwide requirement for communications services. We believe these factors will continue to drive demand for communications systems, including those based on satellite technology.

         We also believe we are well-positioned to capitalize on this increased demand for satellite communications systems as a result of our ability to leverage our competitive advantages, which include the following:

                  - Our experienced management group, which has extensive technological and engineering expertise and excellent customer relationships. The members of our management team have an average of over 20 years of experience in the satellite communications industry.

                  - Our expansive line of well-known, well-respected, off-the-shelf, state-of-the-art equipment that enables us to meet our customers' requirements.

                  - Our ability to custom design products for our customers' special applications and to provide a one-stop shopping option to our customers.

                  - Our ability to meet the complex satellite ground communications systems requirements of our customers in diverse political, economic, and regulatory environments in various locations around the world.

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                  -        Our worldwide sales and service organization with the
                           expertise to successfully conduct business internationally through sales and service offices staffed by our employees in most of our major markets throughout the world, including Beijing, Singapore, London, Jakarta, and Amsterdam.

                  - Our October 1998 acquisition of a significant competitor, ComStream Holdings Inc., which:

                           -        significantly expanded our product lines,

                           -        enhanced our sales force,

                           -        increased our market share, and

                           -        increased our profitability.

MARKET OPPORTUNITY AND STRATEGY

         We believe that growth in demand for ground-based satellite system equipment is being driven by the growth of satellite-delivered communications services. According to the Satellite Industry Indicators Survey: Selected 1998 Survey Results conducted by the Satellite Industry Association and Futron Corporation, total revenues for providers of satellite communications services grew at an 18% compound annual growth rate to $26.2 billion in 1998, from $21.2 billion in 1997 and $15.9 billion in 1996. The Satellite Industry Association estimates that the global market for satellite ground equipment and integration services was $15.2 billion in 1998.

         We currently address a niche of the ground-based satellite equipment market that our management estimates currently generates worldwide revenues of $800 million. We intend to expand our share in this market by:

         - targeting providers of broadcast communications services worldwide,

         - exploiting new applications for our existing satellite technology,

         - developing new products to exploit new market opportunities, including products designed to address transmission requirements for the Internet and digital television industries,

         - providing high-margin customized products to niche markets, and

         - pursuing future acquisitions of competitive or complementary companies.

CORPORATE INFORMATION

         Our corporate headquarters are located at 3138 E. Elwood Street, Phoenix, Arizona 85034. Our telephone number is (602) 437-9620. We maintain an Internet Website at www.radynecomstream.com. Information contained at our Website is not a part of this prospectus.

INTRODUCTION TO THE OFFERING

         In February 2000, we issued 2,760,000 units, each unit consisting of one share of common stock and one redeemable common stock purchase warrant, in a public offering registered under the Securities Act of 1933 (the "Public Offering"). The purchase price for each unit was $7.00. Each redeemable warrant entitles the holder to purchase one share of our common stock for $8.75 per share. Our common stock is traded on the Nasdaq National Market under the symbol "RADN" and our redeemable warrants are traded on the Nasdaq National Market under the symbol "RADNW." In connection with the Public Offering, we also issued an option to purchase 240,000 shares of our common stock to HD Brous & Co., Inc., the representative of the underwriters. As of April 18, 2000, 535,970 of the warrants had been exercised.

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         The redeemable warrants must be exercised before February 7, 2005 or they will expire. Until the redeemable warrants either expire or are exercised, we have the right to redeem them at a redemption price of $0.01 per warrant. In order to exercise our right to redeem the warrants, we must give no less than 30 and no more than 60 days' advance written notice, and the following conditions must be met:

         - from the date our board of directors decides to redeem the warrants until the redemption date, there must be a current and effective registration statement covering the warrants and the underlying shares,

         - our common stock must be listed on the New York Stock Exchange, the American Stock Exchange or either tier of the Nasdaq Stock Market, and

         - the closing sales price of our common stock as reported by Nasdaq must equal or exceed $10.9375 per share on each of the 20 consecutive trading days ending not earlier than 5 days prior to the date on which the warrants are called for redemption.

         We may not redeem the warrants prior to February 7, 2001, unless we have obtained written consent from HD Brous & Co., as representative of the underwriters, to redeem the warrants.

         This prospectus relates to 2,760,000 shares of common stock underlying the redeemable warrants issued in connection with the Public Offering, including the shares underlying warrants issued pursuant to the underwriters' over-allotment option, and 240,000 shares of common stock issuable upon exercise of the representative's common stock purchase option.

         The representative's common stock purchase option is exercisable at 165% of the public offering price of the units, or $11.55 per share of common stock. This option will be exercisable for a period of four years beginning on February 7, 2001. Under our agreement with the representative, the holders of the option also have certain anti-dilution rights, which provide for adjustments to the exercise price under specified circumstances, and registration rights relating to the common stock issuable upon exercise of the option.

         Assuming the exercise of all of the redeemable warrants included in the Public Offering of the units, we will receive gross proceeds of approximately $24,150,000. In addition, assuming the exercise of the representative's common stock purchase option, we will receive additional gross proceeds of approximately $2,772,000.

THE OFFERING

Securities Offered.........  3,000,000 shares of common stock, $0.002 par value.

Risk Factors ............ Investment in the common stock and redeemable warrants involves significant risk.  See "Risk Factors."

NASDAQ National Market symbols:
         Common Stock................................RADN
         Redeemable Common Stock
         Purchase Warrants...........................RADNW

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                                  RISK FACTORS

         You should carefully consider the following risks before you decide to buy our securities. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. As a result, the trading price of our securities could decline, and you may lose all or part of the money you paid to buy our securities.

WE HAVE A HISTORY OF OPERATING LOSSES, ONLY RECENTLY BECAME PROFITABLE, AND COULD SUFFER FURTHER LOSSES IN THE FUTURE.

         We have incurred significant operating losses since our inception. Although we generated operating income of $4,037,000 and net earnings of $2,306,000 for the year ended December 31, 1999, we incurred operating losses of $13,362,000 during the year ended December 31, 1998, $1,080,000 during the year ended December 31, 1997, $1,814,000 during the six months ended December 31, 1996 and $2,368,000 during the 12 months ended June 30, 1996. Although the rights offering that we completed in December 1999 eliminated our stockholders' deficit at September 30, 1999, our consolidated financial statements for the year ended December 31, 1998 included a note stating that our operating losses, working capital deficit, and stockholders' deficit at that time raised doubts about our ability to operate as a going concern. We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. You should consider the possibility that we may incur future operating losses. Our ability to expand our ground-based satellite systems market, penetrate new markets, such as Internet-related products, and generate additional revenues and future positive operating and net earnings depends, in large part, on our ability to sell our products to existing and new customers and the profitability of such sales. There can be no assurance that we will generate significant additional revenue or report positive quarterly or annual operating results. Based upon the matters set forth in this risk factor and the other risk factors contained in this prospectus, you should not invest in our securities unless you can afford to lose your entire investment.

WE HAVE DEPENDED ON OUR CONTROLLING SHAREHOLDER FOR CAPITAL, AND WE HAVE SIGNIFICANT SHORT-TERM LOANS THAT COULD LEAD TO A CASH SHORTAGE.

         To meet our working capital requirements, we have depended on a succession of short-term loans from, and purchases of our common stock by, Singapore Technologies Pte Ltd. and its affiliates (collectively, "ST") since we emerged from Chapter 11 protection on December 16, 1994. Prior to its acquisition by us, ComStream depended on borrowings facilitated by its parent company, Spar Aerospace Limited. ST has no obligation to continue to provide us with any financing and you should not assume that ST will provide us with any future financing.

         We have a $20,500,000 uncommitted bank line of credit on which we owed approximately $5,500,000 as of March 31, 2000. All loans pursuant to the bank line of credit are short-term loans with maturities no later than September 28, 2000. The bank could demand repayment at any time after the loans mature, in which case we might have to use the proceeds of this offering and seek additional sources of financing to repay our line of credit. The use of the proceeds of this offering to repay our bank debt instead of funding our research and development program would adversely affect our growth strategy. If we are required to seek additional sources of financing to repay our line of credit, such financing may not be available on terms that we consider acceptable or may not be available in sufficient amounts to enable us to repay our obligations to the bank. Any of these circumstances would have a material and adverse impact on our business, financial condition, and results of operations.

         We believe the bank's willingness to provide us with this line of credit is based in part on the bank's relationship with ST. ST has provided the bank with a letter of awareness of our debt in which ST states it (1) will endeavor to ensure that we utilize sound financial and business practices in our operations and (2) will give the bank at least 60 days' prior written notice of any divestment of our shares held by ST. ST has not, however, guaranteed our indebtedness to the bank and is under no obligation to do so or to otherwise satisfy our debts if we fail to repay them when due. Additionally, ST has no obligation to and may not continue indefinitely to provide assurances to our lender or otherwise assist us in maintaining such financing.

         Our current credit agreement with our bank expires on September 28, 2000. We cannot assure you that a renewal agreement will be executed, when the current agreement expires. If a renewal agreement is not executed

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the bank is likely to demand repayment of our loan. If we are required to repay the loan it would have a material adverse impact on our financial condition.

WE DEPEND ON INTERNATIONAL SALES, WHICH COULD CAUSE OUR SALES LEVELS TO BE VOLATILE.

         Our export sales were approximately 56% of our net sales for the year ended December 31, 1997, 50% of our net sales for the year ended December 31, 1998 and 56% of our net sales for the year ended December 31, 1999. According to DTT Consulting, a satellite industry consulting and research firm, there has been significant growth in the use of satellites for Internet traffic in recent years. This growth has been centered on connecting Internet service providers, or ISPs, with Internet servers. ISPs rarely use satellites to provide point-to-point infrastructure for the Internet in the United States and, thus, we expect that our sales to this market will be primarily to customers located outside the United States. We anticipate that foreign sales will continue to account for a significant portion of our revenue in the near future. Our foreign sales are denominated in U.S. dollars. As a result, any decrease in the value of foreign currencies relative to the U.S. dollar may adversely affect the demand for our products by increasing their costs in the currency of those countries. For example, the economic crisis in the Pacific Rim region and other international markets decreased our bookings from these regions and adversely affected our results of operations in the fourth quarter of 1998 and throughout 1999. We expect these negative trends to continue in the near future.

         Additional risks in the international marketplace include the following:

                  -        changing regulatory requirements,

                  -        the availability of export licenses,

                  -        political and economic instability,

                  - difficulties in staffing and managing foreign operations,

                  -        tariffs and other trade barriers,

                  -        complex foreign laws and treaties, and

                  -        difficulty of collecting foreign account receivables.

         In addition, we are subject to the Foreign Corrupt Practices Act, which prohibits us from making payments to government officials and others in order to influence the granting of contracts we may be seeking. Our non-U.S. competitors are not subject to this law and this may give them a competitive advantage over us.

A DOWNTURN IN THE RAPIDLY EVOLVING TELECOMMUNICATIONS AND INTERNET INDUSTRIES COULD HARM OUR BUSINESS.

         Our success depends upon the continued growth of the telecommunications industry, particularly with regard to the Internet. The global telecommunications and Internet industries are evolving rapidly, and the potential growth rates or future trends in technology development are unpredictable. We cannot provide assurance that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in demand for technologies and services will continue in a manner favorable to us or our business strategies. In addition, there is no assurance that the growth in demand for Internet services and the resulting need for high-speed or enhanced telecommunications products will continue at its current rate or at all.

WE DEPEND ON DEVELOPING MARKETS AND THEIR UNCERTAIN GROWTH POTENTIAL COULD RESULT IN LOSSES.

         We believe a substantial portion of the growth in demand for our products will depend upon customers in developing countries. We cannot provide assurance that such increases in demand will occur or that prospective customers will accept our products. The degree to which we are able to penetrate potential markets in developing countries will be affected to a large extent by the speed with which other competing elements of the communications infrastructure, such as other satellite-delivered solutions, telephone lines, television cable, and land-based solutions,

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are installed in developing countries in which we sell our products. The failure to increase the sales of our products in developing countries would have a material adverse effect on our business, financial condition, and results of operations.

THE LOSS OF THE SERVICES OF ANY MEMBER OF OUR SENIOR MANAGEMENT OR THE INABILITY TO ATTRACT OR RETAIN ADDITIONAL TECHNICAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS.

         Our future performance depends significantly on Robert C. Fitting, our Chief Executive Officer, and Steve Eymann, our Executive Vice President and Chief Technical Officer. Under the respective employment agreements we have with each of Messrs. Fitting and Eymann, they will serve as our Chief Executive Officer and our Executive Vice President, respectively, until the earlier of June 30, 2000 or such time as our adjusted earnings before interest and taxes exceeds $6,000,000 for a period of four calendar quarters. The loss of either of these key employees would adversely affect our operations.

         Our continued ability to attract and retain highly skilled personnel also is critical to the operation and expansion of our business. The market for skilled engineers and other technical personnel is extremely competitive, and recruitment and retention costs are high. Although we have been able to attract and retain the personnel necessary to operate our business, we may not be able to do so in the future, particularly as we expand our business into Internet-related products and other markets. The failure to attract and retain personnel with the necessary skills when needed could materially and adversely affect our business and expansion plans.

COMPETITION IN OUR INDUSTRY IS INTENSE AND CAN LEAD TO REDUCED SALES AND MARKET SHARE.

         The markets for ground segment systems are highly competitive. We have a number of major competitors in the satellite communications equipment field. These include large companies, such as Hughes Network Systems, Inc., NEC, and Adaptive Broadband Corp. (formerly California Microwave), which have significantly larger and more diversified operations and greater financial, marketing, personnel and other resources than we possess. As a result, these competitors may develop and expand their products more quickly, adapt more quickly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than we can.

         We believe that the quality, performance and capabilities of our products, our ability to customize certain network functions, and the relatively lower overall cost of our products, as compared to the costs of the products generally offered by our major competitors, have contributed to our ability to compete. Most of our competitors offer products that have one or more features or functions similar to those that we offer. Competition from current competitors or future entrants in the markets in which we compete could cause us to lose orders or customers or could force us to lower the prices we charge for our products, all of which would have a material adverse impact on our business, financial condition, and results of operations.

OUR PRODUCTS MAY BECOME OBSOLETE DUE TO RAPID TECHNOLOGICAL CHANGE.

        The telecommunications industry, including the ground-based satellite communications systems business, is characterized by rapid and continuous technological change. Future technological advances in the telecommunications industry may result in the introduction of new products or services that compete with our products or render them obsolete. Our success depends in part on our ability to respond quickly to technological changes through the improvement of our current products and the development of new products. Accordingly, we believe that we will need to allocate a substantial amount of capital to research and development activities in the future. We may not generate cash flow from operations or have access to outside financing in amounts that are sufficient to adequately fund the development of new products. Even if we are able to obtain the required funding to develop new products, we cannot assure you that we will be able to develop products that we will be able to sell successfully. Our inability to improve our existing products and develop new products could have a material adverse effect on our business, financial condition, and results of operations.

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THE HIGH COST OF RESEARCH AND DEVELOPMENT REDUCES OUR PROFITABILITY.

         Our future growth depends on penetrating new markets, adapting existing satellite communications products to new applications, and introducing new communications products that achieve market acceptance and benefit from our established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. We expended $9,127,000 in the year ended December 31, 1999 on research and development activities. This represents 16% of our net sales for the year ended December 31, 1999. Additionally, our research and development program may not produce successful results, which would have a material adverse effect on our business, financial condition, and results of operations.

RAPID GROWTH COULD STRAIN OUR PERSONNEL AND SYSTEMS.

         Our operations have expanded significantly as a result of our acquisition of ComStream. In order to pursue successfully the opportunities presented by the ground segment and emerging satellite-delivered communications and Internet/intranet-infrastructure markets, we will be required to continue to expand our operations. This expansion could place a significant strain on our personnel, management, and financial and other resources. In order to manage any future growth effectively, we will be required to:

         - attract, train, motivate, and manage a significantly larger number of employees;

         - conduct product engineering and management, sales and marketing efforts, and customer support activities; and

         -        manage higher capital requirements.

         Any failure to manage any further growth in an efficient manner and at a pace consistent with our business could have a material adverse effect on our growth and our business, financial condition, and results of operations.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS.

         We rely on our proprietary technology and intellectual property to maintain our competitive position. Unauthorized parties could attempt to copy aspects of our technologies or to obtain information that we regard as proprietary. We may not be able to police unauthorized use of our intellectual property. Our failure to protect our proprietary technology and intellectual property could adversely affect our competitive position.

         We generally rely on confidentiality agreements with our employees and some of our suppliers to protect our proprietary technology. We also control access to and distribution of confidential information concerning our proprietary technology. We cannot guarantee that the other parties to these agreements will not disclose or misappropriate the confidential information concerning our proprietary technology, which could have a material adverse effect on our business.

         We rely on patents to protect certain of our proprietary technology. Patents, however, often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some foreign countries in which we sell our products do not provide the same level of protection to intellectual property as the laws of the United States provide. We cannot assure you that any patents we currently own or control, or that we may acquire in the future, will prevent our competitors from independently developing products that are substantially similar or superior to ours.

         Third parties may in the future assert that our technology violates their intellectual property rights. As a result of such claims, we could be required to enter into licensing arrangements or develop non-infringing products, which could be prohibitively expensive or could divert a significant amount of resources from other aspects of our business.

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         We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims that our products or technologies infringe the rights of third parties. Litigation can be very expensive and can distract our management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

WE DEPEND UPON CERTAIN SUPPLIERS AND SUBCONTRACTORS, THE LOSS OF WHICH COULD CAUSE AN INTERRUPTION IN THE PRODUCTION OF OUR PRODUCTS.

         We rely on subcontractors to assemble and test some of our products. Additionally, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. We maintain limited inventories of these products and do not have long-term supply contracts with our vendors. In the event our subcontractors or suppliers are unable or unwilling to fulfill our requirements, we could experience an interruption in product availability until we are able to secure alternative sources of supplies. We are also subject to price increases by suppliers that could increase the cost of our products or require us to develop alternative suppliers, which could interrupt our business. It may not be possible to obtain alternative sources at a reasonable cost. Supply interruptions could cause us to lose orders or customers, which would result in a material adverse impact on our business, financial condition, and results of operations.

OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE ANTICIPATE THAT THEY COULD DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

         We may continue to experience significant quarter to quarter fluctuations in our operating results, which may result in volatility in the price of our common stock. These fluctuating operating results result from a variety of factors, including the following:

         - timing of the initiation and completion of our purchase orders,

         -        demand for our products,

         - introduction of new or enhanced products by us or our competitors,

         - growth of demand for Internet-based products and services in developing countries,

         -        timing of significant marketing programs we may implement,

         -        extent and timing of hiring additional personnel,

         -        competitive conditions in our industry, and

         -        general economic conditions in the United States and abroad.

THE OWNERSHIP INTEREST OF OUR CONTROLLING SHAREHOLDER MAY MAKE OUR STOCK LESS ATTRACTIVE TO INVESTORS AND POTENTIAL ACQUIRORS.

         ST owns a majority of our outstanding common stock. ST will, therefore, continue to have the ability to elect all of our directors and to control the outcome of all issues submitted to a vote of our stockholders. It also would be impossible for a third party to acquire us without the consent or participation of ST. ST has signed a lock-in agreement required by certain state regulatory authorities that could, in certain circumstances, reduce the proceeds receivable by ST in the event of a sale or merger of our company during the term of the lock-in agreement. The lock-in agreement is for a term of two years, unless earlier terminated as provided in the agreement. This requirement might make ST less likely to consent to any sale or merger of our company during the term of this lock-in agreement.

OUR OUTSTANDING OPTIONS AND WARRANTS MAY DILUTE OUR STOCKHOLDERS' INTERESTS AND COULD HINDER US FROM OBTAINING ADDITIONAL FINANCING.

         We grant options and warrants to purchase shares of common stock to employees, directors and others with business relationships with us. To the extent that outstanding options and warrants are exercised, our stockholders' interests will be diluted. Also, we may not be able to obtain additional equity capital on acceptable terms, because the holders of the outstanding options and warrants will likely exercise them at a time when we may be able to obtain such capital on better terms than those under the options and warrants.

OUR REDEMPTION OF REDEEMABLE WARRANTS MAY HAVE AN ADVERSE EFFECT ON THE HOLDERS OF THE WARRANTS.

         We have the right to redeem all, but not less than all, of the redeemable warrants under certain conditions. Redemption of the redeemable warrants could encourage holders to exercise them and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the redeemable warrants at the current market price when they might otherwise wish to hold the redeemable warrants or to accept the redemption price, which may be substantially less than the market value of the redeemable warrants at the time of redemption. The holders of the redeemable warrants will automatically forfeit their rights to purchase the shares of common stock issuable upon exercise of those warrants unless the warrants are exercised before they are redeemed. The holders of redeemable warrants will not possess any rights as stockholders unless and until the redeemable warrants are exercised.

THE REDEEMABLE WARRANTS MAY BE DEPRIVED OF ANY VALUE IF A PROSPECTUS COVERING THE SHARES OF COMMON STOCK ISSUABLE UPON THEIR EXERCISE IS NOT KEPT EFFECTIVE AND CURRENT, OR IF THE UNDERLYING SHARES OF COMMON STOCK ARE NOT, OR CANNOT BE, REGISTERED IN THE APPLICABLE STATES.

         As a holder of redeemable warrants you will have the right to exercise the redeemable warrants to acquire shares of common stock only if there is a current and effective registration statement and prospectus covering the shares of common stock issuable upon their exercise, and only if the shares are qualified for sale, or exempt from qualification, under the securities laws of the applicable state or states. We may incur substantial expense in maintaining a current effective registration statement and prospectus, and we cannot assure you that a current registration statement and prospectus will be in effect when you may want to exercise your redeemable warrants. The redeemable warrants may be deprived of any value if a prospectus covering the shares issuable upon their exercise is not kept effective and current, or if the underlying shares are not, or cannot be, registered in the applicable states.

STOCK PRICES OF TECHNOLOGY COMPANIES HAVE FLUCTUATED WIDELY IN RECENT MONTHS AND THE TRADING PRICE OF OUR COMMON STOCK AND REDEEMABLE WARRANTS IS LIKELY TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS.

         The trading price of our common stock and redeemable warrants could become more volatile and could fluctuate widely in response to factors including the following, some of which are beyond our control:

         -        variations in our operating results,

         - announcements of technological innovations or new services by us or our competitors,

         - changes in expectations of our future financial performance, including financial estimates by securities analysts and investors,

         - changes in operating and stock price performance of other technology companies similar to us,

         -        conditions or trends in the technology industry,

         -        additions or departures of key personnel, and

         -        future sales of our common stock.

         Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock and redeemable warrants.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         A large number of our issued and outstanding shares of common stock are eligible for future sale. The sale, or availability for sale, of a substantial number of shares of common stock in the public market could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities.

NASDAQ COULD DELIST OUR COMMON STOCK OR REDEEMABLE WARRANTS, WHICH COULD MAKE IT MORE DIFFICULT FOR YOU TO SELL OR OBTAIN QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK OR REDEEMABLE WARRANTS.

         In order to continue to be listed on Nasdaq, we must meet the following requirements:

         - net tangible assets of at least $2,000,000, or a market capitalization of $35,000,000 or $500,000 in net earnings for two of the last three years,

         -        a minimum bid price of $1.00,

         -        two market makers,

         -        300 stockholders,

         - at least 500,000 shares in the public float or a minimum market value for the public float of $1,000,000, and

         -        compliance with certain corporate governance standards.

         If we cannot satisfy Nasdaq's maintenance criteria in the future, Nasdaq could delist our common stock or redeemable warrants. In the event of delisting, trading, if any, would be conducted only in the over-the-counter market in the so-called "pink sheets" or the NASD's Electronic Bulletin Board. As a result of any delisting, an investor would likely find it more difficult to sell or obtain quotations as to the price of our common stock or redeemable warrants.

WE HAVE PROVISIONS IN OUR CERTIFICATE OF INCORPORATION THAT SUBSTANTIALLY ELIMINATE THE PERSONAL LIABILITY OF MEMBERS OF OUR BOARD OF DIRECTORS FOR VIOLATIONS OF THEIR FIDUCIARY DUTY OF CARE AS A DIRECTOR AND THAT ALLOW US TO INDEMNIFY OUR OFFICERS AND DIRECTORS. THIS COULD MAKE IT VERY DIFFICULT FOR YOU TO BRING ANY LEGAL ACTIONS AGAINST OUR DIRECTORS FOR SUCH VIOLATIONS OR COULD REQUIRE US TO PAY ANY AMOUNTS INCURRED BY OUR DIRECTORS IN ANY SUCH ACTIONS.

         Pursuant to our certificate of incorporation, members of our Board of Directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

SINCE SOME MEMBERS OF OUR BOARD OF DIRECTORS ARE NOT RESIDENTS OF THE UNITED STATES AND CERTAIN OF OUR ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES, YOU MAY NOT BE ABLE TO ENFORCE ANY U.S. JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST SUCH DIRECTORS OR ASSETS.

         Two members of our board of directors are residents of Singapore, and an immaterial portion of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. residents than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident directors located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce:

         - liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction; or

         - judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

PARTIES ON WHICH WE RELY MAY HAVE YEAR 2000 TECHNOLOGY PROBLEMS THAT COULD DISRUPT OUR BUSINESS.

         The Year 2000 issue concerns the fact that certain computer systems and processors may recognize the designation "00" as 1900 when it is intended to mean 2000, resulting in system failure or miscalculations. To date, we have not encountered any significant problems in our information technology systems or non-information technology systems related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future. In addition, we have not encountered any significant problems with our vendors related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future.

                                 USE OF PROCEEDS

         We may receive proceeds from the following:

         1. up to approximately $24,150,000 assuming the exercise of all of the redeemable warrants issued in the Public Offering, including those issued pursuant to the underwriters' over-allotment option; and

         2. up to approximately $2,772,000 assuming the exercise of the representative's common stock purchase option.

         If we receive any proceeds we will use them for working capital and general corporate purposes.

                              PLAN OF DISTRIBUTION

         We will issue the shares of common stock to redeemable warrant holders upon our receipt of the underlying warrant certificate, together with the exercise price for the warrants, and to the representative or its assigns upon our receipt of the underlying common stock purchase option, together with the option exercise price. There can be no assurance that any of the redeemable warrants will be exercised or that the representative will exercise its common stock purchase option to acquire shares of our common stock.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for us by Dorsey & Whitney LLP, special New York counsel.

                                     EXPERTS

         The consolidated financial statements of Radyne ComStream Inc. and subsidiaries as of December 31, 1999 and 1998 and for the years then ended, which are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Radyne ComStream Inc. and subsidiaries for the fiscal year ended December 31, 1997, which are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                TABLE OF CONTENTS

                                                  PAGE
                                                  ----
WHERE YOU CAN FIND MORE INFORMATION..............   1
INCORPORATION OF CERTAIN DOCUMENTS
         BY REFERENCE............................   1
CAUTIONARY NOTICE REGARDING
         FORWARD-LOOKING STATEMENTS..............   1
PROSPECTUS SUMMARY...............................   3
RISK FACTORS.....................................   6
USE OF PROCEEDS..................................  13
PLAN OF DISTRIBUTION.............................  13
LEGAL MATTERS....................................  13
EXPERTS  ........................................  14

                                3,000,000 SHARES
                                  COMMON STOCK


                                     RADYNE
                                 COMSTREAM INC.

                              --------------------
                                   PROSPECTUS
                              --------------------


                                  May 18, 2000